Exhibit 99.5

IMPERIAL TOBACCO GROUP PLC ANNOUNCES ITS INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2005

INTERIM HIGHLIGHTS

•              Strong profit delivery

•        Adjusted** operating profit of £598m – up 7%

•        Adjusted** pre-tax profit of £499m – up 10%

•        Adjusted** earnings per share of 49.8p – up 10%

•        Interim dividend of 16.5p – up 10%

•        Continued high cash conversion

•        Share buyback programme commenced

•              UK: Market share and profit increases, strengthening number one position

•      Cigarette market share up to 44.7%

•      The UK’s two leading cigarette brands Lambert & Butler and Richmond have a combined market share of over 30%

•      Roll your own tobacco market share extended to 66.2% with Golden Virginia, the UK’s best-selling roll your own tobacco, averaging 50.8%

•              Germany: Strong profit performance in a challenging market

•      Strategy succeeding with benefits of good pricing discipline and further significant improvements in cost base

•      Cigarette share stable at 19% - success of JPS in the growing fourth price sector compensating for West decline; Davidoff maintaining market share

•      Other tobacco products share at 23.8% - Singles volumes up 44% with JPS and Fairwind complementing West share

•              Rest of Western Europe: Further positive progress

•      Cigarette: Market share gains in Ireland, Spain, Italy and the Netherlands; continued development of Davidoff and West

•      Roll your own tobacco: Market leading position, selling just under half of the region’s volumes; addressing premium sector pressures in the Netherlands

•              Rest of the World: Good performances in a number of markets including in Asia, Australia, Eastern Europe and the Middle East

•      Turkey: Launch of Davidoff and Maxim following new factory opening

•      China: Further co-operation including West distribution extended to Beijing

•              Manufacturing: Further cost reductions and efficiency improvements

•      Factory closures in Dublin and Plattsburgh

•      Productivity up by 14% and cigarette unit costs down by 3%

** Operating profit, pre-tax profit and earnings per share are before amortisation and exceptional items

Summarising today’s announcement, Gareth Davis, Chief Executive, said:

“We have delivered another good performance in the first six months of 2005. Our financial success has been driven by strong performances in our core markets of the UK and Germany, complemented by positive progress in a number of other markets.

“We have demonstrated our ability to move profits ahead in mature markets despite volume pressures, and have also made some important advances in our development markets. This, combined with our continued focus on reducing costs and improving efficiencies, leaves us well placed to deliver further profitable growth in the second half. The overall anticipated performance of the Group for the financial year to 30 September 2005 remains in line with our expectations at the time of our March trading update.”

ENQUIRIES

Alex Parsons
Group Media Relations Manager	+44 (0)7967 467 241

Nicola Tate
Investor Relations Manager	+44 (0)117 933 7082

John Nelson-Smith
Investor Relations Manager	+44 (0)117 933 7032

Imperial Tobacco’s 2005 interim results are available on our website: www.imperial-tobacco.com

FINANCIAL HIGHLIGHTS

for the six months ended 31 March 2005

•	Adjusted operating profit (1)	£598m	up	7%	(2004: £560m)
		($1,130m)
•	Adjusted pre-tax profit (1)	£499m	up	10%	(2004: £454m)
		($943m)
•	Adjusted profit after tax (1)	£364m	up	10%	(2004: £330m)
		($688m)
•	Adjusted earnings per share (1)	49.8p	up	10%	(2004: 45.3p)
		(94.1c)
•	Interim dividend per share	16.5p	up	10%	(2004: 15.0p)
		(31.2c)

•	Turnover excluding duty	£1,464m	down	1%	(2004: £1,472m)
		($2,765m)
•	Operating profit	£479m	up	19%	(2004: £402m)
		($905m)
•	Pre-tax profit	£382m	up	27%	(2004: £301m)
		($722m)
•	Profit after tax	£252m	up	32%	(2004: £191m)
		($476m)
•	Basic earnings per share	34.3p	up	31%	(2004: 26.1p)
		(64.8c)
•	Diluted earnings per share	34.2p	up	32%	(2004: 26.0p)
		(64.6c)

(1) Adjusted to exclude amortisation and exceptional items.  Management believes that reporting results before amortisation and exceptional items (adjusted operating profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share) provides a better comparison of underlying business performance for the period.

The exchange rate of US$ 1.889 to the £1, the pound sterling noon buying rate on 31 March 2005, has been used to translate this statement prepared under UK GAAP.

CHAIRMAN AND CHIEF EXECUTIVE’S STATEMENT

Our successful strategy has continued to deliver value for our shareholders with a good performance across the Group in the first half of 2005.

We remain focused on building both our core markets and our international footprint, while our broad brand portfolio ensures we are well positioned for future growth. Ongoing cost efficiencies and effective management of our cash remain integral to our strategy. It is a combination of these strategies that has delivered double digit organic earnings per share growth in the first half of the year.

FINANCIAL PERFORMANCE

Adjusted operating profit, before amortisation and exceptional items, was £598 million in the half year to 31 March 2005, up by 7 per cent and adjusted pre-tax profit grew by 10 per cent to £499 million. Reported operating profit, after amortisation and exceptional items, was £479 million (2004: £402 million). This performance translates into adjusted earnings per share of 49.8 pence, an increase of 10 per cent (2004: 45.3 pence). Basic earnings per share were 34.3 pence (2004: 26.1 pence).

DIVIDEND

Your Directors are pleased to declare an increase of 10 per cent in the interim dividend to 16.5 pence. This dividend will be paid on 5 August 2005 to shareholders on the register at the close of business on 8 July 2005.

PERFORMANCE OVERVIEW

We have seen a continuation of many of the positive trends from last year. However, some challenging trading conditions persist, with tax related cigarette volume declines in markets in Northern and Central Europe.

Our core markets, the UK and Germany, have delivered excellent improvements in profitability. Our cigarette shares in many markets across Western and Eastern Europe, the Middle East and Asia have continued to progress. Our key international cigarette brands West and Davidoff have shown further positive developments in a number of markets. With our market leadership in the profitable other tobacco products sector, we continue to benefit from the balance of our brand and product portfolio.

Within our manufacturing operations, our strategy of business simplification continues, and we delivered further improvements in both processes and systems. During the first half of the year we closed our cigarette manufacturing facility in Dublin and our filter tubes factory in Plattsburgh, as part of our ongoing initiatives to enhance productivity and improve operational efficiencies. A continued focus on our cost base is inherent across the entire business.

Our share buyback programme commenced in February 2005, with the shares acquired being held in treasury. By 31 March 2005, we had acquired 2.8 million shares.

REGULATION

We continue to manage the challenges that the fast pace of international tobacco regulation brings. Our wealth of experience of working in highly regulated environments such as the UK, Australia and Ireland, leaves us well placed to manage these challenges. We continue to seek constructive dialogue with governments and regulatory bodies in pursuit of reasonable and appropriate regulation, which gives adult consumers both the freedom and the choice to enjoy our products.

BOARD AND SENIOR MANAGEMENT CHANGES

As part of an ongoing review of Board membership, Iain Napier was promoted to Joint Vice Chairman in December 2004. We also welcomed Susan Murray to the Board as a Non-Executive Director.

Bruce Davidson, Sales and Marketing Director, resigned from the Board in February 2005 by mutual consent to pursue other opportunities. Mr Davidson’s operational responsibilities are now managed by Graham Blashill, formerly Regional Director, Western Europe, who has assumed full responsibility for all the Group’s Sales and Marketing operations.

OUTLOOK

Looking ahead, we believe that we are well placed to continue our successful track record as we build on our brand strengths and geographic spread. Our focus on the profitability of the business continues, ensuring our operations are efficiently structured given changing market dynamics. We will continue to pursue value creating acquisition opportunities in line with our strategic and financial criteria, with our share buyback programme ensuring an effective use of our current free cash flow.

In summary, our strategy remains unchanged and we are on course to continue to deliver sustainable growth for our shareholders.

Derek Bonham	Gareth Davis
Chairman	Chief Executive

FINANCIAL PERFORMANCE

In the half year to 31 March 2005, adjusted operating profit, before amortisation and exceptional items, was £598 million, up 7 per cent on the first half of 2004.

Turnover including duty was £5,342 million compared to £5,453 million last year. Turnover excluding duty was £1,464 million (2004: £1,472 million), with Group adjusted operating margins up strongly at 40.8 per cent (2004: 38.0 per cent).

We estimate that the translation impact of exchange rate movements on Group profits in the first half of 2005 was not material.

Regional performance highlights

	Turnover ex. Duty Half Year 2005	Turnover ex. Duty Half Year 2004	Operating Profit (1) Half Year 2005	Operating Profit (1) Half Year 2004
	£m	£m	£m	£m

UK	392	392	228	209

Germany	304	293	139	107

Rest of Western Europe	285	297	141	151

Rest of the World	483	490	90	93

Total as adjusted	1,464	1,472	598	560

(1) Results before amortisation and exceptional items.

In the UK, turnover was stable at £392 million, with operating profit up 9 per cent to £228 million. This performance reflects increases in both cigarette and roll your own market shares, the benefits of manufacturer’s price increases and reduced costs more than offsetting market volume declines.

In Germany, despite a reduction in volumes, our turnover increased 4 per cent to £304 million, with operating profit up 30 per cent to £139 million. Successive duty increases have impacted cigarette market volumes, but this has been more than offset by price increases, growth in other tobacco products and cost efficiencies both in our manufacturing and trading operations.

In the Rest of Western Europe our turnover and profit were down to £285 million and £141 million respectively. Positive progress in our cigarette shares offset market volume declines, but there was a negative margin mix as the balance of sales shifted to the southern part of the region. The overall results were also impacted by a decline in our roll your own tobacco share in the Netherlands.

In the Rest of the World turnover and operating profit were down slightly to £483 million and £90 million respectively. There were good performances in a number of markets in Eastern Europe, Asia and the Middle East, offset by declines in Central Europe and duty free. The profit decline also reflects investment in Turkey ahead of brand launches.

INTEREST

The net interest charge decreased to £99 million (2004: £106 million) reflecting reduced debt levels and a lower average all-in cost of debt of 5.5 per cent (2004: 5.7 per cent). This was due to higher levels of floating rate debt which benefited from lower euro interest rates. Interest cover before amortisation and exceptional items was 6.0 times (2004: 5.3 times).

PROFIT BEFORE TAX

Group adjusted profit before tax rose 10 per cent to £499 million. After amortisation and exceptional items, reported profit before tax increased by 27 per cent to £382 million (2004: £301 million).

EXCEPTIONAL ITEMS

Reported profit before tax was impacted by exceptional costs of £15 million (2004: £55 million) and profit on the sale of fixed assets of £2 million (2004: £5 million). The 2005 exceptional costs mainly relate to the closure of our Dublin factory announced in December 2004, which is expected to produce annual cost savings of around £4 million.

TAXATION

The tax charge for the half year was £130 million, representing an effective tax rate of 27.0 per cent on profit before amortisation.

EARNINGS AND DIVIDENDS

Adjusted earnings per share increased by 10 per cent to 49.8 pence (2004: 45.3 pence) and basic earnings per share increased by 31 per cent to 34.3 pence (2004: 26.1 pence).

Your Directors are pleased to declare an increase of 10 per cent in the interim dividend to 16.5 pence per share, in line with our adjusted earnings growth.

FINANCING AND LIQUIDITY

At 31 March 2005, we had reduced our net debt to £3.5 billion (2004: £3.7 billion) of which 19 per cent was denominated in sterling, 79 per cent in euros and 2 per cent in other currencies. Given the recent favourable conditions within the bank market, in February we took the opportunity to refinance our core bank facility with a new euro 2.25 billion, 5 year facility on improved terms.

In February we commenced a share buyback programme and by 31 March 2005 had spent £40 million, acquiring 2.8 million shares. We intend to spend up to £200 million in total by the end of this financial year and our annual free cash flow thereafter.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Excluding the impact of IAS 39 on derivatives, our adjusted results under IFRS for 2004 would have been marginally different due to pensions accounting, with all other profit impacts currently assessed as being immaterial. The major impacts on net assets amount to an uplift of around half a billion pounds at 1 October 2004. We intend to restate our 2005 interim and preliminary results under IFRS in November 2005. Compliance with IFRS will make no change to the economics of our business and make no difference to our cash earnings.

OPERATIONAL PERFORMANCE

UNITED KINGDOM

A strong performance in the UK has further consolidated our market leading position in both cigarette and roll your own tobacco in the first half of the year.

Operating profit rose by 9 per cent to £228 million, reflecting the benefits of manufacturer’s price increases, our growing market shares and cost base reductions.

MARKET DYNAMICS

We estimate the overall UK cigarette market declined in the first half of the year to 51 billion cigarettes (2004: 54 billion), a decline of 6 per cent. Following a period of relative stability during our last financial year, we saw a sharper than normal decline in the UK cigarette market in the first quarter after the holiday period. In recent months however, the market has resumed a more normal decline pattern of between 3 and 4 per cent. The ultra low price cigarette sector remains highly competitive and continues to grow. The roll your own tobacco market was broadly stable and we estimate a market size of 2,900 tonnes.

In his March Budget, the Chancellor announced an inflation only duty increase for the fifth successive year, equivalent to just over 8 pence per 20 cigarettes.

OUR PERFORMANCE

Our cigarette market share continued upwards to 44.7 per cent (2004: 44.6 per cent). We have been particularly pleased with the ongoing success of Lambert & Butler and Richmond which together hold over 30 per cent of the UK cigarette market.

Within roll your own tobacco, our market share rose to 66.2 per cent (2004: 65.1 per cent), due to the continued strength of Golden Virginia which grew to 50.8 per cent (2004: 49.5 per cent).

OUTLOOK

In the context of a more stable market in the second half of the year we expect another positive performance in the UK.

GERMANY

Our focus on profitability has delivered strong results in Germany.

Operating profit grew by 30 per cent to £139 million (2004: £107 million), due to the benefits of a manufacturer’s price increase and cost savings following a number of reorganisation initiatives. This profit performance is set against continuing market declines and has demonstrated our ability to adapt to changing trading conditions.

MARKET DYNAMICS

The December 2004 tax increase was the second in a year and we estimate that the total annualised tobacco market is down by 7 per cent to 140 billion cigarette equivalents (2004: 151 billion).

The cigarette market has decreased by 19 per cent to 101 billion cigarettes, with significant growth in the other tobacco products sector, up by 44 per cent compared to the same period last year. We currently estimate a market of 39 billion cigarette equivalents.

A low price branded cigarette sector was introduced last March and is now the fastest growing cigarette sector in the West of Germany.

OUR PERFORMANCE

Our cigarette performance has been encouraging with recent share increases helping to stabilise our market share in the first half of the year at 19.0 per cent (2004: 19.1 per cent).

JPS continued to deliver a strong performance now holding 1.2 per cent market share. With continued downtrading, West remained under pressure with a market share of 8.6 per cent (2004: 9.1 per cent). Davidoff delivered a robust performance at the premium end of the market, holding market share at 1.1 per cent.

In other tobacco products, our volumes grew by 44 per cent in the Singles segment, but as a result of an increasingly competitive environment and continuing downtrading, our other tobacco products market share decreased to 23.8 per cent (2004: 28.5 per cent). We have strengthened our portfolio in the Singles segment, with our newly launched value brand Fairwind complementing West and JPS.

In late 2003, the EU Commission referred the German government to the European Court of Justice regarding the taxation of Singles. Singles are currently, and we believe correctly, taxed as fine cut tobacco. The Commission disputes this and is seeking to have Singles taxed at the same rate as cigarettes. The case is due to be heard in the coming weeks, although it is likely to be several months before a decision is made. We believe that taxing Singles as cigarettes will encourage more cross-border trade and deprive the government of further tax revenues.

OUTLOOK

Looking ahead, with another tax increase still currently planned in September 2005, the market conditions will continue to be challenging. We will continue to focus on the profitable development of the business.

REST OF WESTERN EUROPE

In the Rest of Western Europe, we made good progress with some positive brand and cigarette share performances.

These performances offset market size declines, however profits were impacted by a shift in the balance of sales from the more profitable northern markets to the southern markets and continuing pressures in roll your own tobacco in the Netherlands. Operating profit declined to £141 million (2004: £151 million).

REGIONAL DYNAMICS

Overall we estimate the annual regional cigarette market was down by 6 per cent with a stable roll your own tobacco market. There were cigarette market declines most notably in the Netherlands, Belgium, and France. In Ireland, we estimate the smoking ban has reduced the total market size by up to 5 per cent.

OUR PERFORMANCE

In the Netherlands, our cigarette market share grew to 4.3 per cent (2004: 3.1 per cent) due to the continuing success of West. In Ireland market share was up to 25.3 per cent (2004: 24.5 per cent), driven by John Player Blue and Superkings.

In Southern Europe, Peter Stuyvesant grew our cigarette share in Italy to 1.6 per cent (2004: 0.9 per cent), and in Spain, our cigarette share was up to 4.0 per cent (2004: 3.7 per cent), in part due to the success of JPS American. In Greece, a good performance from Davidoff held our cigarette share at 5.8 per cent.

Within roll your own tobacco we continue to be market leaders, selling just under half of the volumes sold in the region. We grew volumes of Golden Virginia in Italy and Spain. In the Netherlands, the downtrading trend within the roll your own sector has persisted, and impacted on our market share which declined to 50.1 per cent (2004: 55.2 per cent). We launched Zilver in the value segment in December 2004 to capture this downtrading with encouraging results so far.

OUTLOOK

Against a background of slowing cigarette market declines, we see opportunities to build on our growing cigarette shares and our market leadership in other tobacco products in this region.

REST OF THE WORLD

In the Rest of the World region, we have delivered some encouraging in-market performances.

Positive trends have continued in a number of markets including Taiwan, Russia and Australia, but pressures in Central Europe have persisted.

Operating profit was down slightly to £90 million (2004: £93 million) reflecting these trends and our increased investment in Turkey.

REGIONAL DYNAMICS

This region has good growth potential given the markets that it encompasses, with our investments focused on sustainable future growth opportunities such as Turkey.

OUR PERFORMANCE

In Asia, we increased market share in Taiwan to 11.5 per cent (2004: 11.2 per cent) with a good performance from Boss. In Vietnam, Bastos volumes were up by 11 per cent. We grew volumes in Laos as a result of expanding distribution in the north of the country and our improved manufacturing capabilities. We continue to enjoy further co-operation with our strategic alliance partners, the Yuxi Hongta Group in China. We have expanded the distribution of West with the brand introduced in Beijing in March 2005, complementing our existing positions in Shanghai and Kunming.

In Australia, our financial performance again improved. Our cigarette share remained stable at 17.5 per cent with a good performance from Peter Stuyvesant and Superkings.

In the Africa and the Middle East region, we delivered improvements in volumes and profits with Davidoff growing volumes by 16 per cent, offsetting challenges in some of the African markets including the Ivory Coast.

In Eastern Europe, good performances from West, Davidoff and Maxim grew our market share in Russia to 5.3 per cent (2004: 5.1 per cent). Following the opening of our new cigarette factory, we are launching into the Turkish domestic market with Davidoff in the premium category and Maxim to compete in a growing low price sector. In Ukraine, we have added to our portfolio with the launch of Classic cigarettes.

In Central Europe, tax-related market size pressures continue across the region with ongoing competitor activity in the ultra low price sector. We remain focused on profitability across the region and have developed our portfolio to compete effectively in the low price sector, whilst aligning our infrastructure with current market conditions.

In our duty free business, volumes have been impacted by the accession last May of ten new countries to the EU. However, we delivered a strong performance in UK duty free, with encouraging trends within the premium sector in key African and European airports.

OUTLOOK

The geographic spread of our business in this region leaves us well placed for growth and we will seek to build on our successes. Underpinning the sustainable development of the business we will continue to invest in markets such as Turkey and China.

MANUFACTURING

Across our global manufacturing operations, productivity was up by 14 per cent in the first half of the year.

This strong performance was largely due to factory closures in Slovenia, Slovakia and Hungary last year and upgraded facilities in our African factories. In this context, our cigarette unit costs were down 3 per cent, a good performance given the overall volume reductions.

We continued to make progress in our business simplification programme with further reductions in blends and stock keeping units of 5 per cent and 2 per cent respectively, with further improvements expected in the second half of the year.

Demonstrating our ongoing commitment to addressing our surplus production capacity, we took further steps in right sizing our operations with the closure of our cigarette manufacturing facility in Dublin and our filter tubes factory in Plattsburgh.

Ongoing improvements in processes and systems across our manufacturing base added to our cost savings, for example, by optimising stock levels through greater transparency in the supply chain.

We will continue to focus on our strategy of business simplification with the aim of delivering improvements in quality and cost savings.

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, included herein, are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act 1934, as amended.  For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco’s annual report on Form 20-F for the fiscal year ended 30 September 2004, filed with the Securities and Exchange Commission on 21 March 2005.

INDEPENDENT REVIEW REPORT TO IMPERIAL TOBACCO GROUP PLC

Introduction

We have been instructed by the Company to review the financial information which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the summary consolidated cash flow statement, the notes to the interim statement and the summary of differences between UK and US generally accepted accounting principles.  We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors.  The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit.  Accordingly we do not express an audit opinion on the financial information.  This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

PricewaterhouseCoopers LLP

Chartered Accountants

Bristol

26 April 2005

Notes:

a) The maintenance and integrity of the Imperial Tobacco Group PLC website is the responsibility of the Company; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 31 March 2005

	6 months ended 31 March 2005	6 months ended 31 March 2004	Year ended 30 Sept 2004
	£m	£m	£m

Turnover	5,342	5,453	11,005
Duty in turnover	(3,878)	(3,981)	(7,973)
Costs and overheads less other income	(985)	(1,070)	(2,147)
Operating profit	479	402	885

Group operating profit before amortisation and exceptional items	598	560	1,218
Amortisation	(104)	(103)	(204)
Exceptional items	(15)	(55)	(129)
Profit on disposal of fixed assets	2	5	7

Profit on ordinary activities before interest and taxation	481	407	892
Net interest	(99)	(106)	(204)

Profit on ordinary activities before taxation	382	301	688

Taxation	(130)	(110)	(238)

Profit on ordinary activities after taxation	252	191	450
Equity minority interests	(3)	(2)	(5)
Profit attributable to shareholders	249	189	445
Dividends	(120)	(109)	(362)
Retained profit for the period	129	80	83

Earnings per ordinary share:
Basic	34.3p	26.1p	61.4p
Adjusted (before amortisation and exceptional items)	49.8p	45.3p	101.6p
Diluted	34.2p	26.0p	61.2p
Dividends per ordinary share:
Interim	16.5p	15.0p
Total for 2004			50.0p

All activities derive from continuing operations. There is no difference between the profit as shown above and that calculated on an historical cost basis.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the six months ended 31 March 2005

	6 months ended 31 March 2005	6 months ended 31 March 2004	Year ended 30 Sept 2004
	£m	£m	£m

Profit attributable to shareholders	249	189	445
Exchange movements on retranslation of net investments and related borrowings	12	(71)	(31)
Total recognised gains for the period	261	118	414

CONSOLIDATED BALANCE SHEET

at 31 March 2005

	31 March 2005	31 March 2004	30 Sept 2004
	£m	£m	£m

Fixed assets
Intangible assets	3,453	3,552	3,547
Tangible assets	636	638	651
Investments	6	6	7
	4,095	4,196	4,205
Current assets
Stocks	1,113	1,113	864
Debtors	982	930	1,021
Investments	47	64	77
Cash	268	333	262
	2,410	2,440	2,224
Creditors: amounts falling due within one year	(2,527)	(2,177)	(2,556)
Net current (liabilities)/assets	(117)	263	(332)
Total assets less current liabilities	3,978	4,459	3,873
Creditors: amounts falling due after more than one year	(3,277)	(3,866)	(3,267)
Provisions for liabilities and charges	(460)	(486)	(470)
Net assets	241	107	136
Capital and reserves
Called up share capital	73	73	73
Share premium account	964	964	964
Profit and loss account	(815)	(949)	(919)
Equity shareholders’ funds	222	88	118
Equity minority interests	19	19	18
	241	107	136

Reconciliation of movements in shareholders’ funds

	31 March 2005	31 March 2004	30 Sept 2004
	£m	£m	£m

Profit attributable to shareholders	249	189	445
Dividends	(120)	(109)	(362)
Retained profit for the period	129	80	83
Payments for the purchase of own shares	(40)	—	—
Credit in respect of employee share schemes	5	2	9
Exchange movements on goodwill previously written off	(2)	37	17
Other net exchange movements	12	(71)	(31)
Net addition to shareholders’ funds	104	48	78
Opening shareholders’ funds	118	40	40
Closing shareholders’ funds	222	88	118

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 31 March 2005

	6 months ended 31 March 2005	6 months ended 31 March 2004	Year ended 30 Sept 2004
	£m	£m	£m

Net cash inflow from operating activities	508	495	1,241

Returns on investments and servicing of finance	(31)	(35)	(212)
Taxation	(91)	(55)	(236)
Capital expenditure and financial investment	(27)	15	(48)

Acquisitions
Payments to acquire businesses	—	(12)	(27)
Deferred consideration in respect of prior year acquisitions	—	(387)	(420)
Net cash outflow from acquisitions	—	(399)	(447)
Equity dividends paid	(254)	(217)	(326)

Net cash inflow/(outflow) before management of liquid resources and financing	105	(196)	(28)
Management of liquid resources	33	—	(8)
Financing	(134)	216	(19)
Increase/(decrease) in cash in the period	4	20	(55)

Reconciliation of net cash flow to movement in net debt

	6 months ended 31 March 2005	6 months ended 31 March 2004	Year ended 30 Sept 2004
	£m	£m	£m

Increase/(decrease) in cash in the period	4	20	(55)
Cash outflow/(inflow) from decrease/(increase) in debt	95	(218)	19
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(33)	—	8
Change in net debt resulting from cash flows	66	(198)	(28)
Currency and other movements	—	160	90
Deferred consideration	—	385	418
Movement in net debt in the period	66	347	480
Opening net debt	(3,588)	(4,068)	(4,068)
Closing net debt	(3,522)	(3,721)	(3,588)

NOTES TO THE INTERIM STATEMENT

1.     Basis of preparation of the accounts

The results for the six months ended 31 March 2005 and 31 March 2004 are unaudited.  The figures for the year ended 30 September 2004 are taken from the statutory accounts of Imperial Tobacco Group PLC, which have been delivered to the Registrar of Companies and upon which an unqualified audit report was given.  The accounting policies are as stated in the Annual Report and Accounts for the year ended 30 September 2004.

2.     Segmental information (by destination)

The geographical analysis of turnover, duty in turnover, turnover excluding duty and operating profit was as follows:

	6 months ended 31 March 2005	6 months ended 31 March 2004	Year ended 30 Sept 2004
	£m	£m	£m

Turnover
UK	2,298	2,368	4,776

Germany	1,258	1,248	2,478
Rest of Western Europe	712	760	1,556
Rest of the World	1,074	1,077	2,195
International	3,044	3,085	6,229
	5,342	5,453	11,005
Duty in turnover

UK	1,906	1,976	3,983

Germany	954	955	1,888
Rest of Western Europe	427	463	922
Rest of the World	591	587	1,180
International	1,972	2,005	3,990
	3,878	3,981	7,973
Turnover excluding duty

UK	392	392	793

Germany	304	293	590
Rest of Western Europe	285	297	634
Rest of the World	483	490	1,015
International	1,072	1,080	2,239
	1,464	1,472	3,032

Operating profit

UK	228	209	454

Germany	139	107	237
Rest of Western Europe	141	151	329
Rest of the World	90	93	198
International	370	351	764
Trading operations	598	560	1,218
Amortisation	(104)	(103)	(204)
Exceptional items	(15)	(55)	(129)
	479	402	885

3.     Exceptional items

The profit on disposal of fixed assets relates to the sale of land and buildings no longer required by the business.

Exceptional operating costs of £15m are in respect of the closure of our Dublin and Plattsburgh factories and relate primarily to termination of employment and fixed asset write-downs.

4.     Taxation

Taxation has been calculated on the basis of an estimated pre-amortisation effective tax rate of 27.0% for the full year.  This compares with an effective pre-amortisation tax rate of 27.1% for the 2004 half year and 26.9% for the year ended 30 September 2004.

5.     Earnings per share

	6 months ended 31 March 2005		6 months ended 31 March 2004		Year ended 30 Sept 2004
Earnings per share:
Basic	34.3	p	26.1	p	61.4	p
Adjustment for amortisation and exceptional items	15.5	p	19.2	p	40.2	p
Adjusted	49.8	p	45.3	p	101.6	p
Diluted	34.2	p	26.0	p	61.2	p
Earnings (£m):
Basic	249		189		445
Adjustment for amortisation and exceptional items	112		139		291
Adjusted	361		328		736

Basic earnings per share are calculated using the weighted average number of ordinary shares outstanding during the period.

Adjusted earnings per share are calculated before tax-effected exceptional items of £9m, tax-effected amortisation of intangibles of £3m, and goodwill amortisation of £100m, since the Directors consider that this provides a better comparison of underlying business performance

	6 months ended 31 March 2005 Number	6 months ended 31 March 2004 Number	Year ended 30 Sept 2004 Number
Weighted average number of shares outstanding during the period:
Basic	725,165,927	724,066,990	724,263,415
Effect of share options	3,533,169	3,319,217	3,328,630
Diluted	728,699,096	727,386,207	727,592,045

6.     Reconciliation of operating profit to net cash flow from operating activities

	6 months ended 31 March 2005	6 months ended 31 March 2004	Year ended 30 Sept 2004
	£m	£m	£m

Operating profit	479	402	885
Depreciation and amortisation	151	139	310
(Decrease)/increase in provisions for liabilities and charges	(10)	23	(33)

(Increase)/decrease in stocks	(246)	(147)	121
Increase in debtors	(16)	(4)	(18)
Increase/(decrease) in creditors	150	82	(24)
Working capital cash (outflow)/inflow	(112)	(69)	79
Net cash inflow from operating activities	508	495	1,241

7.     Analysis of net debt

	Cash	Current asset investments	Loans due within one year	Loans due after one year	Total
	£m	£m	£m	£m	£m

As at 30 September 2004	262	77	(719)	(3,208)	(3,588)
Cash flow	4	(33)	156	(61)	66
Exchange movements	2	3	—	(5)	—
As at 31 March 2005	268	47	(563)	(3,274)	(3,522)

8.     Profit and loss account

During the period the Company initiated a share buyback programme purchasing 2,820,000 ordinary shares in Imperial Tobacco Group PLC for a total cost of £40m.  The shares, representing 0.4% of issued share capital, have not been cancelled but are held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from equity shareholders’ funds.

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”).  Such principles differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”).  A summary of principal differences and additional disclosures applicable to the Group is set out below.

	Explanation Reference		6 months ended 31 March 2005	6 months ended 31 March 2004	Year ended 30 Sept 2004
			£m	£m	£m

Profit attributable to shareholders under UK GAAP			249	189	445
US GAAP adjustments:
Pensions	(i	)	(2)	2	3
Amortisation of goodwill	(ii	)	100	100	196
Amortisation of brands/trade marks/licences	(ii	)	(50)	(50)	(99)
Deferred taxation	(iii	)	38	4	57
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(40)	(28)	(50)
Employee share schemes charge to the profit and loss account	(vi	)	(3)	(1)	(9)
Net income under US GAAP			292	216	543

	Explanation Reference		6 months ended 31 March 2005	6 months ended 31 March 2004	Year ended 30 Sept 2004

Amounts in accordance with US GAAP:
Basic net income per ordinary share	(vii	)	40.3p	29.8p	75.0p
Basic net income per ADS	(vii	)	80.6p	59.6p	150.0p
Diluted net income per ordinary share	(vii	)	40.1p	29.7p	74.6p
Diluted net income per ADS	(vii	)	80.2p	59.4p	149.2p

	Explanation Reference		31 March 2005	31 March 2004	30 Sept 2004
			£m	£m	£m

Equity shareholders’ funds under UK GAAP			222	88	118
US GAAP adjustments:
Pensions	(i	)	344	346	343
Goodwill, less accumulated amortisation of £(486)m (2004: £(290)m)	(ii	)	(741)	(911)	(839)
Brands/trade marks/licences, less accumulated amortisation of £311m (2004: £212m)	(ii	)	2,717	2,740	2,762
Deferred taxation	(iii	)	(896)	(961)	(932)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(77)	(15)	(37)
Proposed dividend	(v	)	118	109	253
Employee share schemes	(vi	)	(12)	(2)	(9)
Shareholders’ funds under US GAAP			1,675	1,394	1,659

(i) Pensions

Under UK GAAP, pension costs are accounted for under the rules set out in Statement of Standard Accounting Practice No. 24 (SSAP 24).  Its objectives and principles are broadly in line with those set out in the US accounting standard for pensions, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” (SFAS 87).  However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87.  Under SFAS 87, a pension asset representing the excess of pension scheme assets over benefit obligations has been recognised in the balance sheet.

(ii) Business combinations

Both UK and US GAAP require the purchase consideration relating to a business combination to be allocated to the net assets acquired at their fair value on the date of acquisition.

Intangible assets

Under UK GAAP fair values are assigned to identifiable intangible assets only if the identifiable intangibles are capable of being disposed of or settled separately, without disposing of a business of the entity.

Under US GAAP, identifiable intangible assets are separately valued and amortised over their useful lives.  The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights, which are being amortised over periods between 25 to 30 years.

Goodwill amortisation

Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their useful life, not exceeding a period of 20 years.  Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

The Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS 142) with effect from 1 July 2001 and accordingly goodwill arising on acquisitions after this date are not amortised.  For purchase transactions prior to 1 July 2001, goodwill was capitalised and amortised over its useful life.  From 29 September 2002, in accordance with SFAS 142, the Company no longer amortises goodwill but rather tests such assets for impairment on an annual basis or where there is an indicator of impairment.

The Company completed an annual impairment review under SFAS 142 at 30 September 2004 and no impairment of goodwill was indicated.  For the purposes of the annual impairment review, goodwill has been allocated to the following reporting units of the Group: Manufacturing, UK Sales and Marketing and International Sales and Marketing.

(iii) Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences.  Deferred tax assets are recognised where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full, using the liability method.  In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination.  Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful economic lives of the underlying intangible assets.

(iv) Derivative financial instruments

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.  Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.

US GAAP requires the Group to record all derivatives on the balance sheet at fair value.  The Group has decided not to satisfy the SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v) Proposed dividends

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current period’s earnings.  Proposed interim dividends are provided on the basis of recommendation by the Directors.

Under US GAAP, interim dividends are recorded in the period in which they are formally declared.

(vi) Employee share schemes

Under UK GAAP, the cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted.  The charge is accrued over the vesting period of the shares.

Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.  For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(vii) Net income per ordinary share

Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares.  Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes.  There would be no significant dilution of earnings if outstanding share options were exercised.

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

(viii) Current asset classification

Included within current asset debtors in the UK GAAP balance sheet at 31 March 2005 are £1m debtors (31 March 2004: £2m; 30 September 2004: £2m) due after more than 12 months which would be classified as long term assets in the US GAAP balance sheet.

FINANCIAL CALENDAR

Ex-dividend date for interim dividend	6 July 2005
Interim dividend record date	8 July 2005
Interim dividend payable	5 August 2005